AM 7-1-05

NF 7-1-05

SECURITI 05043196 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 29 2005 183 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 AND ENDING 04/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARHETTE MANN BENEFITS SERVICE GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 WILLIAM STREET, SUITE 100
(No. and Street)

WELLESLEY MA 02481-3802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATTERSON AND GERRY CPAS, LLC
(Name – *if individual, state last, first, middle name*)

376 UNION AVENUE FRAMINGHAM MA 01702-6318
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-7-5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, David J. Arthur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaRhette Mann Benefits Service Group, Inc., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MILDRED S. PAKEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 19, 2007

[signature]
Signature

Vice President, Treasurer and Financial Operations Principal
Title

Mildred S. Paken
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

FINANCIAL STATEMENTS

Years Ended April 30, 2005 and 2004

CONTENTS

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2005 and 2004 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPAs, LLC
June 27, 2005

276 Union Avenue • Framingham, MA 01702 • Tel. (800) 419-2367 • Fax: (508) 820-2519

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION

	April 30,	
	2005	2004
ASSETS		
Cash	**$8,988**	$41,882
Prepaid expenses	**52,875**	37,834
Commission receivable from broker-dealer and clearing organization	**125,271**	134,790
	$187,134	$214,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses	**$500**	$13,863
STOCKHOLDERS' EQUITY		
Common stock; no par value, 12,500 shares authorized, 100 shares issued and outstanding	**100**	100
Retained earnings	**186,534**	200,543
	186,634	200,643
	$187,134	$214,506

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF INCOME

	Years Ended April 30, 2005	2004
REVENUES		
Commissions	**$1,945,958**	$1,750,955
Interest income	**637**	1,130
	1,946,595	1,752,085
EXPENSES		
Bank service charges	**24**	84
Insurance	**53,987**	48,762
Legal and professional expenses	**24,550**	20,310
Licences	**18,617**	10,814
Management fee	**1,860,000**	1,562,500
Miscellaneous	**3,169**	3,350
	1,960,347	1,645,820
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	**(13,752)**	106,265
PROVISION FOR INCOME TAXES	**257**	31,411
NET INCOME (LOSS)	**($14,009)**	$74,854

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended April 30, 2005 and 2004

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance at April 30, 2003	100	$100	$125,689	$125,789
Net income			74,854	74,854
Balance at April 30, 2004	100	100	200,543	200,643
Net income			(14,009)	(14,009)
Balance at April 30, 2005	**100**	**$100**	**$186,534**	**$186,634**

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**($14,009)**	$74,854
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase (decrease) on operating liabilities:		
Prepaid expenses	**(15,041)**	(23,828)
Commission receivable	**9,519**	(38,854)
Accrued expenses	**(13,363)**	13,690
Net cash provided (used) by operating activities	**(32,894)**	25,862
INCREASE (DECREASE) IN CASH	**(32,894)**	25,862
CASH, beginning of year	**41,882**	16,020
CASH, end of year	**$8,988**	$41,882
Supplemental cash flow information		
Cash paid for income taxes	**$30,060**	$12,546

See notes to financial statements

NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

As of August 8, 2001, LaRhette Manin Benefits Service Group, Inc. (the "Company") began operations as a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On April 23, 2002 the Company became registered with the Municipal Securities Rulemaking Board (MSRB). The Company was incorporated in the Commonwealth of Massachusetts and is wholly owned by LaRhette Manin Insurance Agency, Inc (the "Parent"). The Company provides hospitals and other similar medical groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent to pay a monthly management fee in consideration of certain operating expenses, fixed assets and other general and administrative expenses paid on behalf of the Company. For the years ended April 30, 2005 and 2004, the Company paid the Parent a total of $1,860,000 and $1,562,500, respectively.

NOTE 3 – MAJOR CUSTOMERS

The Company has earned revenue from three major customers in 2005 and 2004 of approximately 45% and 48% of its total revenue earned for the years ended April 30, 2005 and 2004, respectively. The Company receives 99.9% of its revenues from 2 broker-dealers based upon the funds collected from the Company's customers.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In the first year of operations, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. Minimum net capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness. At April 30, 2005 and 2004, the Company had net capital of $133,759 and $162,809, respectively, which was $128,759 and $157,809, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.004 to 1 and 0.085 to 1 for the years ended April 30, 2005 and 2004, respectively.

SUPPLEMENTAL INFORMATION

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	April 30, 2005	2004
NET CAPITAL		
Total stockholders' equity qualified for net capital	**$186,634**	$200,643
Deduct:		
Prepaid expenses	**(52,875)**	(37,834)
Total net capital	**$133,759**	$162,809
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses	**$500**	$13,863
Total aggregate indebtedness	**$500**	$13,863
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$5,000**	$5,000
Excess net capital at 1500 and 800 percent for April 30, 2005 and 2004, respectively	**$128,759**	$157,809
Ratio: Aggregate indebtedness to net capital	**.004 to 1**	.085 to 1

There are no material differences that exist between the computation of net capital and required net capital reported on by us the independent auditor and the broker-dealer's unaudited filing of Part IIA of the FOCUS report. Therefore, a reconciliation is not presented.

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of LaRhette Manin Benefits Service Group, Inc. (the Company), for the year ended April 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. The Company does not have physical possession or ownership of any securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) that apply to the Company, in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

276 Union Avenue • Framingham, MA 01702 • Tel. (800) 419-2367 • Fax: (508) 820-2519

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Patterson and Gray CPAs, LLC

Framingham, Massachusetts
June 27, 2005